The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-141220
Subject to Completion. Dated March 12, 2007

Preliminary Prospectus Supplement to Prospectus dated March 12, 2007

7,900,000 Shares
USG Corporation
Common Stock

We are offering 7,900,000 shares of our common stock. Our common stock trades on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “USG.” The last reported sale price of our common stock on the New York Stock Exchange on March 9, 2007 was $50.95 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement to read about important factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than 7,900,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,185,000 shares from us at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on March   , 2007.

Joint Book-Running Managers

Goldman, Sachs & Co.	JPMorgan

Credit Suisse
Banc of America Securities LLC
C.L. King & Associates, Inc.
UBS Investment Bank

Prospectus Supplement dated March   , 2007

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any communication from us or the underwriters specifying the final terms of the offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of any date on the front cover of this prospectus supplement, the accompanying prospectus or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under “Incorporation by Reference of Certain Documents” in the accompanying prospectus. Unless we state otherwise or the context indicates otherwise, references to “USG,” “we,” “our,” “us” and the “company” in this prospectus supplement and the accompanying prospectus refer to USG Corporation, a Delaware corporation. In the discussion of our business in this prospectus supplement and the accompanying prospectus, “we,” “our” and “us” also refer to our subsidiaries.

USG Corporation

Through our subsidiaries, we are a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential and repair and remodel construction as well as products used in certain industrial processes.

Our operations are organized into three segments:

•	North American Gypsum: North American Gypsum manufactures and markets gypsum and related products in the United States, Canada and Mexico and includes United States Gypsum Company, or U.S. Gypsum, in the United States, the gypsum business of CGC Inc., or CGC, in Canada and USG Mexico, S.A. de C.V., or USG Mexico, in Mexico. U.S. Gypsum is the largest manufacturer of gypsum wallboard in the United States and accounted for approximately 30% of total domestic gypsum wallboard sales in 2006. CGC is the largest manufacturer of gypsum wallboard in eastern Canada, and USG Mexico is the largest manufacturer of gypsum wallboard in Mexico.

•	Worldwide Ceilings: Worldwide Ceilings manufactures and markets interior systems products worldwide and includes USG Interiors, Inc., the international interiors systems business managed as USG International and the ceilings business of CGC. Worldwide Ceilings is a leading supplier of interior ceilings products used primarily in commercial applications. We estimate that it is the largest manufacturer of ceiling grid and the second-largest manufacturer/marketer of acoustical ceiling tile in the world.

•	Building Products Distribution: Building Products Distribution consists of L&W Supply Corporation, or L&W Supply, the leading specialty building products distribution business in the United States. In 2006, L&W Supply distributed approximately 12% of all gypsum wallboard sold in the United States, including approximately 32% of U.S. Gypsum’s wallboard production.

Our principal executive offices are located at 125 South Franklin Street, Chicago, Illinois 60606-4678, and our telephone number is (312) 606-4000. We maintain an Internet website at http://www.usg.com. Except for the documents incorporated by reference in this prospectus supplement and the accompanying prospectus as described under the heading “Incorporation by Reference of Certain Documents” in the accompanying prospectus, the information and other content contained on our website are not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider them to be a part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Agreement to Acquire California Wholesale Material Supply, Inc.

On February 25, 2007, L&W Supply entered into an equity purchase agreement with Joseph Zucchero, referred to in this prospectus supplement as the Seller, pursuant to which L&W Supply agreed to purchase from the Seller, or entities owned or controlled by the Seller, all of the issued and outstanding equity interests of California Wholesale Material Supply, Inc. and specified affiliates, referred to in this prospectus supplement collectively as CalPly. CalPly is a building materials distribution company with 30 operating locations in seven western states and Mexico. CalPly sells building products and provides services to acoustical contractors, drywall contractors, plaster contractors, roofing companies, manufactured housing companies, countertop fabricators, government institutions and exporters. The acquisition of CalPly is expected to enhance L&W Supply’s ability to serve its West Coast and Southwest customers.

Pursuant to the terms of the equity purchase agreement, L&W Supply has agreed to purchase all of the outstanding equity interests of CalPly for a total price of approximately $280 million, including debt to be repaid at closing. On March 9, 2007, we received notification that early termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 had been granted with respect to the transactions contemplated by the equity purchase agreement. Consummation of the CalPly acquisition is subject, however, to the satisfaction or waiver of other customary closing conditions. We intend to use a portion of the proceeds of this offering of common stock to pay the purchase price for CalPly at the closing of the acquisition, should it occur. See “Use of Proceeds.”

Announcement of Stockton, California Manufacturing Plant

On February 26, 2007, we announced that U.S. Gypsum plans to build a new $220 million SHEETROCK® brand gypsum panel manufacturing plant in Stockton, California. The new plant is designed to operate the world’s largest wallboard manufacturing line, with the capacity to produce approximately one billion square feet of SHEETROCK® brand wallboard annually. The designs provide that the facility will be built on a 90-acre site at the Port of Stockton and employ approximately 150 people. Construction of the new plant is scheduled to begin after necessary permits have been issued, with completion expected in the first half of 2010.

Receipt of Federal Income Tax Refund

On March 6, 2007, we announced that we received a federal income tax refund of $1.057 billion and used the proceeds, along with cash on hand, to repay our outstanding $1.065 billion tax bridge loan. The refund, which was expected, is associated with the recovery of federal taxes paid in prior years due to losses generated in 2006 from payments made to the trust created under Section 524(g) of the U.S. Bankruptcy Code pursuant to the plan of reorganization in our recently completed bankruptcy proceedings. As is mandatory for large refunds, the refund is subject to review by the Congressional Joint Committee on Taxation.

The Offering

Common Stock Offered by Us	7,900,000 shares

Common Stock to be Outstanding after this Offering	97,765,616 shares

Use of Proceeds	We intend to add the net proceeds from the sale of the common stock offered hereby to our general funds. We intend to use a portion of the net proceeds of this offering of common stock to pay the purchase price for CalPly at the closing of the acquisition, should it occur. We intend to use the remaining net proceeds of the offering for general corporate purposes.

Over-Allotment Option	We have granted the underwriters an option to purchase up to an additional 1,185,000 shares solely to cover over-allotments.

Risk Factors	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-4 of this prospectus supplement, including the risk factors set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2006, before investing in our common stock.

New York Stock Exchange and Chicago Stock Exchange Symbol	USG

The number of shares to be outstanding after the offering is based on the number of shares outstanding as of March 8, 2007 and does not include treasury shares. Unless we specifically state otherwise, the information contained in this prospectus supplement is based on the assumption that the underwriters will not exercise the over-allotment option granted to them by us.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the risks and uncertainties described below and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risk factors set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2006, before deciding to invest in our common stock. Any of the risk factors described therein or set forth below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you could lose a part or all of your investment.

We do not expect to pay cash dividends on our common stock for the foreseeable future.

We have not paid a dividend on our common stock since the first quarter of 2001 and have no plans to do so in the foreseeable future. Further, our credit facilities prohibit us from paying a dividend on, or repurchasing, our stock if a default exists under the credit facilities. Because we do not expect to pay dividends on our common stock in the foreseeable future, investors will have to rely on stock appreciation for a return on their investment.

The market price of our common stock is subject to volatility.

The current market price of our common stock may not be indicative of prices that will prevail in the trading markets in the future. The market price of our common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include actual or anticipated variations in our operational results and cash flow, our and our competitors’ earnings, changes in financial estimates by securities analysts, trading volume, new home construction and other market conditions in the industry, the general state of the securities markets and the market for stocks of companies in our industry, governmental legislation or regulation and currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

Sales of large amounts of our common stock or the perception that sales could occur may depress our stock price.

We have granted to Berkshire Hathaway Inc. rights to cause us, at our expense, to file one or more registration statements under the Securities Act of 1933, or the Securities Act, covering resales of shares of common stock held by Berkshire Hathaway or specified affiliates. These shares may also be sold under Rule 144 under the Securities Act, depending on their holding period and subject to volume and other restrictions in the case of shares held by persons deemed to be our affiliates. We have limited control over when Berkshire Hathaway could require us to register some or all of its shares or shares of specified affiliates. This process could be disruptive to the trading price of our common stock and our ability to raise additional equity capital.

In addition, there are several other stockholders that hold a significant number of shares of our common stock. Sales by one or more of these stockholders could cause significant fluctuation in our stock price. In the future, we may determine to raise capital through offerings of our common stock, securities convertible into our common stock or rights to acquire these securities or our common stock. In any case, the result could ultimately be dilutive to our common stock by increasing the number of shares outstanding. We cannot predict the effect this dilution may have on the price of our common stock.

A small number of our stockholders could be able to significantly influence our business and affairs.

Based on filings made with the SEC and other information available to us, as of March 9, 2007, we believe that fewer than 10 organizations or individuals collectively controlled over 50% of our common stock, including Berkshire Hathaway, which beneficially owned approximately 19% of our common stock as of that date. Accordingly, a small number of our stockholders could affect matters requiring approval by stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Our management has broad discretion over the use of the net proceeds from this offering, and you may not agree with how they use them.

Our management has broad discretion over the use of the net proceeds we receive in this offering. Although we have indicated an intention to use a portion of the net proceeds to pay the purchase price for the planned acquisition of CalPly, we are not required to do so. In addition, there can be no assurance that the CalPly acquisition will be consummated. Because the net proceeds are not required to be allocated to any specific purpose, investment or transaction, you cannot determine the value or propriety of our management’s application of the net proceeds on our behalf.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $386 million, or approximately $444 million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $50.95, which was the last reported sale price of our common stock on March 9, 2007.

We intend to add the net proceeds from the sale of the common stock offered hereby to our general funds. We intend to use a portion of the net proceeds of this offering of common stock to pay the purchase price for CalPly at the closing of the acquisition, should it occur. See “Prospectus Supplement Summary — Recent Developments — Agreement to Acquire California Wholesale Material Supply, Inc.” We intend to use the remaining net proceeds of the offering for general corporate purposes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2006 on an actual basis and as adjusted to give effect to this offering at an assumed public offering price of $50.95 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the proposed application of the net proceeds from this offering giving effect to and assuming the consummation of the CalPly acquisition. See “Use of Proceeds.” You should read this table together with the information under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our audited annual consolidated financial statements and related notes and other financial information incorporated by reference to our annual report on Form 10-K for the fiscal year ended December 31, 2006.

	As of December 31, 2006
	Actual	As Adjusted(a)
		(unaudited)
	(in millions)
Cash and cash equivalents	$565 (b)	$671

Short-term debt	1,065 (c)	1,065 (c)
Long-term debt	1,439	1,439

Total debt	2,504	2,504

Common stock	9	10
Treasury stock	(208)	(208)
Capital received in excess of par value	2,176	2,561
Accumulated other comprehensive (loss) income	(136)	(136)
Retained earnings (deficit)	(307)	(307)

Total stockholders’ equity	1,534	1,920

Total capitalization	$4,038	$4,424

(a)	Adjusted capitalization reflects the proposed application of the net proceeds from this offering giving effect to and assuming the consummation of the CalPly acquisition. There can be no assurance that the CalPly acquisition will be consummated. If for any reason the CalPly acquisition is not consummated, we intend to use the net proceeds of this offering for general corporate purposes.

(b)	Cash and cash equivalents and restricted cash totaled $571 million as of December 31, 2006.

(c)	On March 3, 2007, we repaid our $1.065 billion tax bridge loan with the proceeds of a $1.057 billion federal income tax refund and cash on hand. See “Prospectus Supplement Summary — Recent Developments — Receipt of Federal Income Tax Refund.” This repayment is not reflected in the table above.

MARKET INFORMATION

Our common stock trades on the New York Stock Exchange, or the NYSE, and the Chicago Stock Exchange, or the CSX, under the trading symbol “USG.” The NYSE is the principal market for our common stock. On March 8, 2007, there were 2,884 record holders of our common stock. This number does not include the number of persons or entities who hold stock in nominee or street name through various brokerage firms, banks and other nominees. On March 9, 2007, the last closing sale price reported on the NYSE for our common stock was $50.95 per share.

The following table sets forth the high and low sale prices of our common stock on the NYSE:

	Price Range

	High	Low

2005
First Quarter	$40.95	$26.80
Second Quarter	$50.00	$30.07
Third Quarter	$71.25	$40.57
Fourth Quarter	$69.47	$56.40

2006
First Quarter	$99.30	$64.05
Second Quarter	$121.70	$65.33
Third Quarter (a)	$57.45	$43.68
Fourth Quarter	$58.50	$46.00

2007
First Quarter (through March 9, 2007)	$58.74	$50.45

(a)	During the third quarter of 2006, we completed a rights offering pursuant to which our stockholders of record on June 30, 2006 were issued transferable rights to purchase, at $40 per share, one new share of our common stock for each share owned. In connection with the rights offering, we issued 44.92 million new shares of our common stock. The historical common stock prices shown above have not been adjusted to reflect the rights offering.

DIVIDEND HISTORY

We have not paid a dividend on our common stock since the first quarter of 2001 and have no plans to do so in the foreseeable future. Further, our credit facilities prohibit us from paying a dividend on, or repurchasing, our stock if a default exists under the credit facilities. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to specified conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
Banc of America Securities LLC
C.L. King & Associates, Inc.
UBS Securities LLC

Total	7,900,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a one-time option to buy up to an additional 1,185,000 shares from us to cover those sales. They may exercise that option for 30 days from the date of the underwriting agreement. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,185,000 additional shares.

Paid by USG	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms.

We and some of our executive officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives of the underwriters. This agreement does not apply to any existing equity awards or with respect to conversions or exchanges of any convertible or exchangeable securities that we have outstanding on the date of this prospectus supplement.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase shares in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their accounts, may have the effect of preventing or retarding a decline in the market price of our common stock and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, the CSX or otherwise.

Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(c)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (b) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (b) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under

Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and each Underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our total expenses in connection with the offering, excluding underwriting discounts and commissions, will be approximately $450,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which it received or will receive customary fees and expenses.

VALIDITY OF THE COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for us by Jones Day, Chicago, Illinois and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting, incorporated in this prospectus supplement and the accompanying prospectus by reference from USG Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which report on the financial statements and financial statement schedule expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for asset retirement obligations due to USG Corporation’s adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirements” as of December 31, 2005, a change in the method of accounting for share-based compensation due to USG Corporation’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” as of January 1, 2006, and a change in the method of accounting for defined benefit pension and other postretirement plans due to USG Corporation’s adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

USG Corporation

Common Stock

We may offer for sale, from time to time, the securities described in this prospectus. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock trades on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “USG.”

Investing in our securities involves risks.  Please consider carefully the specific factors set forth under the heading “Risk Factors” in our filings with the Securities and Exchange Commission and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 12, 2007.

This prospectus incorporates important business information about us that is not included in or delivered with this prospectus but that is contained in documents that we file with the Securities and Exchange Commission, or SEC. You may obtain copies of these documents that are incorporated by reference into this prospectus, without charge, from the website maintained by the SEC at http://www.sec.gov, as well as other sources. See “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

You may also obtain copies of the incorporated documents from us, without charge, upon written or oral request to:

USG Corporation
125 South Franklin Street
Chicago, Illinois 60606-4678
Attn: Corporate Secretary
Telephone: (312) 606-4000

You should rely only on the information included in or incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed by us with the SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any amount of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

In this prospectus, except as otherwise indicated or as the context otherwise requires, “USG,” “we,” “our,” “us” and the “company” refer to USG Corporation, a Delaware corporation. In the discussion of our business in this prospectus, “we,” “our” and “us” also refer to our subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference contain, and any prospectus supplement may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 related to management’s expectations about future conditions. When we use words like “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “may,” “will,” “should” or similar expressions, or the negative of these terms, or when we discuss our strategy or plans, we are making forward-looking statements.

Forward-looking statements are not guarantees of future results, levels of activity, performance or achievements. They involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors include, among other things:

•	economic conditions, such as the levels of new home and other construction activity, employment levels, mortgage interest rates, housing affordability, currency exchange rates and consumer confidence;

•	competitive conditions, such as price and product competition;

•	shortages in raw materials;

•	increases in raw material, energy, transportation and employee benefit costs;

•	the loss of one or more major customers;

•	capacity constraints;

•	capital markets conditions and the availability of borrowings under our credit agreement;

•	the results of a review by the Congressional Joint Committee on Taxation relating to a tax refund we received relating to payments that we made in connection with our recently completed bankruptcy proceedings;

•	changes in laws or regulations, including environmental and safety regulations;

•	the effects of acts of terrorism or war upon domestic and international economies and financial markets;

•	acts of God; and

•	the other risk factors listed from time to time in documents and reports filed by us with the SEC.

These risks and uncertainties are discussed in more detail under the headings “Risk Factors” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our annual report on Form 10-K for the fiscal year ended December 31, 2006 and in the other documents and reports filed by us with the SEC. You may obtain copies of these documents and reports as described under the heading “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

Other factors and assumptions not identified above were also involved in the making of the forward-looking statements. The failure of those assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. As a result, the trading price of our securities could decline and you could lose a part or all of your investment. We have no obligation and make no undertaking to update or revise any forward-looking information.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060. In addition, we post our filed documents on our website at http://www.usg.com. Except for the documents incorporated by reference into this prospectus, the information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in this prospectus unless the information incorporated by reference was filed after the date of this prospectus. We incorporate by reference:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2006;

•	our current reports on Form 8-K filed on February 20, 2007, February 27, 2007 and March 12, 2007; and

•	the description of our common stock contained in the registration statement on Form 8-A filed with the SEC on April 19, 1993.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering with this prospectus.

Any statement incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement.

We will provide to you a copy of any or all of the above filings that have been incorporated by reference into this prospectus, excluding exhibits to those filings, upon your request, at no cost. Any request may be made by writing or calling us at the following address or telephone number:

USG Corporation
125 South Franklin Street
Chicago, Illinois 60606-4678
Attn: Corporate Secretary
Telephone: (312) 606-4000

In addition, you may access all of the above filings on our website at http://www.usg.com.

USG CORPORATION

Through our subsidiaries, we are a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential and repair and remodel construction as well as products used in certain industrial processes.

Our operations are organized into three segments:

•	North American Gypsum: North American Gypsum manufactures and markets gypsum and related products in the United States, Canada and Mexico and includes United States Gypsum Company, or U.S. Gypsum, in the United States, the gypsum business of CGC Inc., or CGC, in Canada and USG Mexico, S.A. de C.V., or USG Mexico, in Mexico. U.S. Gypsum is the largest manufacturer of gypsum wallboard in the United States and accounted for approximately 30% of total domestic gypsum wallboard sales in 2006. CGC is the largest manufacturer of gypsum wallboard in eastern Canada, and USG Mexico is the largest manufacturer of gypsum wallboard in Mexico.

•	Worldwide Ceilings: Worldwide Ceilings manufactures and markets interior systems products worldwide and includes USG Interiors, Inc., the international interiors systems business managed as USG International and the ceilings business of CGC. Worldwide Ceilings is a leading supplier of interior ceilings products used primarily in commercial applications. We estimate that it is the largest manufacturer of ceiling grid and the second-largest manufacturer/marketer of acoustical ceiling tile in the world.

•	Building Products Distribution: Building Products Distribution consists of L&W Supply Corporation, or L&W Supply, the leading specialty building products distribution business in the United States. In 2006, L&W Supply distributed approximately 12% of all gypsum wallboard sold in the United States, including approximately 32% of U.S. Gypsum’s wallboard production.

U.S. Gypsum was incorporated in 1901. USG was incorporated in Delaware on October 22, 1984. By a vote of stockholders on December 19, 1984, U.S. Gypsum became a wholly owned subsidiary of USG, and the stockholders of U.S. Gypsum became the stockholders of USG, all effective January 1, 1985.

Our principal executive offices are located at 125 South Franklin Street, Chicago, Illinois 60606-4678, and our telephone number is (312) 606-4000. We maintain an Internet website at http://www.usg.com. Except for the documents incorporated by reference in this prospectus as described under the heading “Incorporation by Reference of Certain Documents” above, the information and other content contained on our website are not incorporated by reference in this prospectus, and you should not consider them to be a part of this prospectus.

USE OF PROCEEDS

Unless otherwise specified in the prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and any accompanying prospectus supplement for general corporate purposes, which may include the repayment of indebtedness, working capital, capital expenditures and acquisitions. The specific allocation of the proceeds from a particular offering of securities will be described in the prospectus supplement.

DESCRIPTION OF COMMON STOCK

The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our Restated Certificate of Incorporation and By-laws.

General

The total number of shares of capital stock that we have authority to issue is 236.0 million, consisting of 200.0 million shares of common stock, par value $0.10 per share, and 36.0 million shares of preferred stock, par value $1.00 per share. As of March 8, 2007, approximately 89.9 million shares of common stock were outstanding, and no shares of preferred stock were outstanding.

The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, if any, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at the times and in the amounts as our board of directors may from time to time determine. We have not paid a dividend on our common stock since the first quarter of 2001 and have no plans to do so in the foreseeable future. Our credit facilities prohibit us from paying a dividend on, or repurchasing, our stock if a default exists under the credit facilities. Further, in the event we enter into additional debt financing arrangements, our ability to pay cash dividends on our common stock is likely to be restricted under those documents.

Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive pro rata the assets of the company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption rights or sinking fund provisions with respect to the common stock. There is no liability for further calls or for assessments by us.

Certain Provisions of the Restated Certificate of Incorporation and By-laws

Our Restated Certificate of Incorporation and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is supported by our board. The provisions may also render the removal of the current board more difficult.

Our Restated Certificate of Incorporation provides for three classes of directors, each of which is to be elected on a staggered basis for a term of three years. At present, the board is composed of 13 directors.

The affirmative vote or consent of at least 80% of the voting power of all of our stock entitled to vote in the election of directors is required to approve certain types of transactions with another beneficial owner of 5% or more of the outstanding shares of any class of our stock that is entitled to vote generally in the election of directors. The transactions include a merger or consolidation of us or any of our subsidiaries, sale of all or substantially all of our assets or any of our subsidiaries or the sale or lease of any assets (except assets having an aggregate fair market value of less than $10 million) in exchange for certain types of securities. Our board may render the super-majority voting requirements inapplicable by (1) approving a memorandum of understanding with the other corporation, person or entity with respect to such a transaction prior to the time that the corporation, person or entity becomes the beneficial owner of 5% or more of any class of voting stock or (2) approving such a transaction after the time that the greater than 5% holder acquires such beneficial ownership if a majority of the members of our board approving the transaction were duly elected and acting members of our board prior to the time that the other corporation, person or entity became a greater than 5% stockholder.

Any action to be taken at any annual or special meeting of our stockholders may only be taken without a meeting if a consent in writing is signed by the holders of at least 80% of the voting power entitled to vote with respect to that subject matter.

The provisions in our Restated Certificate of Incorporation described above may only be amended by 80% of the voting power entitled to vote in the election of directors.

Future Issuance of Preferred Stock

As of the date of this prospectus, there are no shares of preferred stock issued or outstanding. Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock.

Certain Provisions of Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, the law prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. “Business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock, but excludes persons who acquire over 85% of our voting stock in a tender offer.

Shareholder’s Agreement with Berkshire Hathaway Inc.

In connection with our recently completed plan of reorganization, we conducted an offering in which we issued to stockholders as of June 30, 2006 the right to purchase, at $40.00 per share, one new share of our common stock for each share owned. This offering is referred to as the Rights Offering. The rights expired on July 27, 2006. In connection with the Rights Offering, Berkshire Hathaway Inc. agreed through a backstop commitment to purchase from us, at $40.00 per share, all of the shares of common stock offered pursuant to the Rights Offering that were not issued pursuant to the exercise of rights. On August 2, 2006, we issued 6.97 million shares of common stock to Berkshire Hathaway in accordance with the backstop agreement. These shares included 6.5 million shares underlying rights distributed to Berkshire Hathaway in connection with the shares it beneficially owned as of June 30, 2006 and 0.47 million shares underlying rights distributed to other stockholders that were not exercised in the Rights Offering. A total of 44.92 million shares of our common stock were distributed in connection with the Rights Offering, including the 6.97 million shares issued to Berkshire Hathaway.

In connection with the backstop commitment, we and Berkshire Hathaway entered into a shareholder’s agreement whereby Berkshire Hathaway agreed, among other things, that for a period of seven years following completion of the Rights Offering, except in limited circumstances, Berkshire Hathaway will not acquire beneficial ownership of our voting securities if, after giving effect to the acquisition, Berkshire Hathaway would own more than 40% of our voting securities on a fully diluted basis. Berkshire Hathaway further agreed that, during the seven-year period, it will not solicit proxies with respect to USG’s securities or submit a proposal or offer involving a merger, acquisition or other extraordinary transaction unless the proposal or offer (i) is requested by our board of directors or (ii) is made to our board of directors confidentially, is conditioned on approval by a majority of USG’s voting securities not owned by Berkshire Hathaway and a determination by our board of directors as to its fairness to stockholders and, if the proposed transaction is not a tender offer for all shares of our common stock or an offer for the entire company, is accompanied by an undertaking to offer to acquire all shares of our common stock outstanding after completion of the transaction at the same price per share as was paid in the transaction. The shareholder’s agreement also provides that, with certain exceptions, any new shares of common stock acquired by Berkshire Hathaway in excess of those owned on the date of the agreement (and shares distributed on those shares, including in the Rights Offering) will be voted proportionally with all voting shares.

Under the shareholder’s agreement, for the same seven-year period, we agreed to exempt Berkshire Hathaway from our existing or future stockholder rights plans to the extent that Berkshire Hathaway complies with the terms and conditions of the shareholder’s agreement. If there is a stockholder vote on a stockholder rights plan that does not contain this agreed exemption, Berkshire Hathaway may vote without restriction all the shares it holds in a stockholder vote to approve or disapprove the proposed stockholder rights plan. We also agreed that, after the seven-year standstill period ends, during the time that Berkshire Hathaway owns USG equity securities, Berkshire Hathaway will be exempted from any stockholder rights plan, except that our board of directors may adopt a stockholder rights plan that restricts Berkshire Hathaway from acquiring (although it may continue to hold) beneficial ownership of more than 50% of USG’s voting securities, on a fully diluted basis, other than pursuant to an offer to acquire all shares of our common stock that is open for at least 60 calendar days.

The parties also entered into a registration rights agreement whereby we granted Berkshire Hathaway registration rights with respect to its shares of our common stock.

Stockholders Rights Plan

On December 21, 2006, our board of directors approved the adoption of a new stockholders rights plan. Under the new plan, if any person or group acquires beneficial ownership of 15% or more of our then-outstanding voting stock, stockholders other than the 15% triggering stockholder will have the right to purchase additional shares of our common stock at half the market price, thereby diluting the triggering stockholder. The new plan also provides that, during the seven-year standstill period under the shareholder’s agreement described above, Berkshire Hathaway (and certain of its affiliates) will not trigger the rights so long as Berkshire Hathaway complies with the terms of the shareholder’s agreement and, following that seven-year standstill period, Berkshire Hathaway (and certain of its affiliates) will not trigger the rights unless Berkshire Hathaway and its affiliates acquire beneficial ownership of more than 50% of our voting stock on a fully diluted basis.

The rights issued pursuant to the new rights plan will expire on January 2, 2017. However, our board of directors has the power to accelerate or extend the expiration date of the rights. In addition, a board committee composed solely of independent directors will review the rights plan at least once every three years to determine whether to modify the plan in light of all relevant factors.

Limitations on Liability and Indemnification of Directors and Officers

Our Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our By-laws and separate indemnification agreements provide that we must indemnify our directors and officers to the extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Shareholder Services, Inc.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL OPINIONS

Legal opinions relating to the securities being offered by this prospectus will be rendered by Jones Day, Chicago, Illinois.

EXPERTS

The financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from USG Corporation’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which report on the financial statements and financial statement schedule expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for asset retirement obligations due to USG Corporation’s adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirements” as of December 31, 2005, a change in the method of accounting for share-based compensation due to USG Corporation’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” as of January 1, 2006, and a change in the method of accounting for defined benefit pension and other postretirement plans due to USG Corporation’s adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

7,900,000 Shares
USG Corporation
Common Stock

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